Exhibit 99.1

SPI Energy Announces New Management Appointments

SHANGHAI, July 7, 2016 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors, today announced it has strengthened its senior management team with two key appointments. Effective August 1, 2016, Mr. Kevin Qi will join SPI Energy as Senior Vice President (“SVP”) in charge of corporate development and capital markets and effective July 1, 2016, Mr. Minghua Zhao became joint Chief Operating Officer (“COO”) of the Company’s China domestic business.

Mr. Qi has more than 17 years of experience dealing with cross-border fund raising and capital market transactions in Asia and globally and has a successful investment and asset management track record. He has served as Managing Director and Head of Credit Opportunities Fund at China Merchants Capital in Hong Kong since May 2013, overseeing the establishment and performance of the US$400 million fund. Mr. Qi served as a Managing Director at Bank of America Merrill Lynch from 2007 to 2013 where he was the head of the Greater China global loans and special situation group. Prior to that, he held senior management roles at other global investment banks including Citigroup, Credit Suisse and UBS. Mr. Qi obtained a Bachelor’s Degree in Physical Oceanography at Ocean University of China, a Ph.D. in Physical Oceanography at Oregon State University and an MBA at University of Chicago, Booth School of Business.

Mr. Zhao, who joined SPI Energy in February 2015 and has served as SVP of the Company’s finance service business, brings 19 years of business management, finance, investment and risk management experience to the Company. He previously served as general manager of Suzhou Industrial Park Chengcheng Enterprises Guarantee Co., Ltd., a financial services company, and from 2003 to 2009 as president of Suzhou Industrial Park Branch of Suzhou Bank. Prior to that, he worked at CITIC Bank for six years. Mr. Zhao graduated from Jiangsu Province Business School in 1997 with a degree in Business Administration and from Southwestern University of Finance and Economics in 2008 with a degree in Business Management.

“Mr. Qi is a proven financial leader with a deep understanding of capital markets and corporate strategy and we are delighted to have him join our senior management team,” said Xiaofeng Peng, Chairman and CEO of SPI Energy. “We are also pleased to have Mr. Zhao step into the position of joint COO working closely with Hoong Khoeng Cheong, COO of our overseas operations. Mr. Zhao will be responsible for steering our growing China operations which span a wide range of online and offline businesses. They both bring many years of valuable experience to SPI Energy and will help drive our corporate development in a global context as we take advantage of the evolving green energy market opportunities at home and abroad.”

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Tairan Guo

ir@spisolar.com

+86 21 8012 9135